Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the financial condition and results of operations of Star Bulk Carriers Corp. (“Star Bulk”) for the three-month periods ended March 31, 2025 and 2026. Unless otherwise specified herein, references to the “Company,” “we,” “us” or “our” shall include Star Bulk and its subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere herein. For additional information relating to our management’s discussion and analysis of financial conditions and results of operations, please see our Annual Report on Form 20-F for the year ended December 31, 2025, which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 19, 2026 (the “2025 Annual Report”). Unless otherwise defined herein, capitalized words and expressions used herein shall have the same meanings ascribed to them in the 2025 Annual Report. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements.

Overview

We are a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Our vessels transport major bulks, which include iron ore, coal and grain, and minor bulks which include bauxite, fertilizers and steel products. We were incorporated in the Marshall Islands on December 13, 2006 and, on December 3, 2007, we commenced operations when we took delivery of our first vessel. We maintain offices in Athens, New York, Connecticut (Stamford) and Singapore. Our common shares trade on the Nasdaq Global Select Market under the symbol “SBLK.”

Our Fleet

The previously announced sold vessels Star Stonington, Star Scarlett and Star Mariella were delivered to their new owners on February 3, 2026, April 21, 2026 and May 13, 2026, respectively. In connection with the completion of these sales, we received total net proceeds of approximately $66.0 million and made debt prepayments of approximately $14.3 million within the first quarter of 2026.

On a fully delivered basis, taking into account the delivery of our vessels under construction, as of May 20, 2026, we own a fleet of 141 vessels with an aggregate carrying capacity of approximately 14.0 million dwt, 96% of which are fitted with Exhaust Gas Cleaning Systems (“scrubbers”) consisting of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Ultramax and Supramax vessels.

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The following tables present summary information relating to our fleet as of May 20, 2026:

Operating Fleet:

#	Wholly Owned Subsidiaries	Vessel Name	DWT	Date Delivered to Star Bulk	Year Built
1	Sea Diamond Shipping LLC	Goliath	209,537	July 15, 2015	2015
2	Pearl Shiptrade LLC	Gargantua	209,529	April 2, 2015	2015
3	Star Ennea LLC	Star Gina 2GR	209,475	February 26, 2016	2016
4	Coral Cape Shipping LLC	Maharaj	209,472	July 15, 2015	2015
5	Star Castle II LLC	Star Leo	207,939	May 14, 2018	2018
6	ABY Eleven LLC	Star Laetitia	207,896	August 3, 2018	2017
7	Domus Shipping LLC	Star Ariadne	207,812	March 28, 2017	2017
8	Star Breezer LLC	Star Virgo	207,810	March 1, 2017	2017
9	Star Seeker LLC	Star Libra	207,765	June 6, 2016	2016
10	ABY Nine LLC	Star Sienna	207,721	August 3, 2018	2017
11	Clearwater Shipping LLC	Star Marisa	207,709	March 11 2016	2016
12	ABY Ten LLC	Star Karlie	207,566	August 3, 2018	2016
13	Star Castle I LLC	Star Eleni	207,555	January 3, 2018	2018
14	Festive Shipping LLC	Star Magnanimus	207,526	March 26, 2018	2018
15	New Era II Shipping LLC	Debbie H	206,861	May 28, 2019	2019
16	New Era III Shipping LLC	Star Ayesha	206,852	July 15, 2019	2019
17	New Era I Shipping LLC	Katie K	206,839	April 16, 2019	2019
18	Cape Ocean Maritime LLC	Leviathan	182,511	September 19, 2014	2014
19	Cape Horizon Shipping LLC	Peloreus	182,496	July 22, 2014	2014
20	Star Nor I LLC	Star Claudine	181,258	July 6, 2018	2011
21	Star Nor II LLC	Star Ophelia	180,716	July 6, 2018	2010
22	Sandra Shipco LLC	Star Pauline	180,274	December 29, 2014	2008
23	Christine Shipco LLC	Star Martha	180,274	October 31, 2014	2010
24	Star Nor III LLC	Star Lyra	179,147	July 6, 2018	2009
25	Star Regg V LLC	Star Borneo	178,978	January 26, 2021	2010
26	Star Regg VI LLC	Star Bueno	178,978	January 26, 2021	2010
27	Star Regg IV LLC	Star Marilena	178,978	January 26, 2021	2010
28	Star Regg II LLC	Star Janni	178,978	January 7, 2019	2010
29	Star Regg I LLC	Star Marianne	178,906	January 14, 2019	2010
30	Star Trident V LLC	Star Angie	177,931	October 29, 2014	2007
31	Global Cape Shipping LLC	Kymopolia	176,990	July 11, 2014	2006
32	ABM One LLC	Star Eva	106,659	August 3, 2018	2012
33	Nautical Shipping LLC	Amami	98,681	July 11, 2014	2011
34	Majestic Shipping LLC	Madredeus	98,681	July 11, 2014	2011
35	Star Sirius LLC	Star Sirius	98,681	March 7, 2014	2011
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Operating Fleet - Continued:

#	Wholly Owned Subsidiaries	Vessel Name	DWT	Date Delivered to Star Bulk	Year Built
36	Star Vega LLC	Star Vega	98,681	February 13, 2014	2011
37	ABY II LLC	Star Aphrodite	92,006	August 3, 2018	2011
38	Augustea Bulk Carrier LLC	Star Piera	91,951	August 3, 2018	2010
39	Augustea Bulk Carrier LLC	Star Despoina	91,951	August 3, 2018	2010
40	Star Nor IV LLC	Star Electra	83,494	July 6, 2018	2011
41	Star Alta I LLC	Star Angelina	82,981	December 5, 2014	2006
42	Star Alta II LLC	Star Gwyneth	82,790	December 5, 2014	2006
43	Star Trident I LLC	Star Kamila	82,769	September 3, 2014	2005
44	Star Nor VI LLC	Star Luna	82,687	July 6, 2018	2008
45	Star Nor V LLC	Star Bianca	82,672	July 6, 2018	2008
46	Grain Shipping LLC	Pendulum	82,619	July 11, 2014	2006
47	Star Trident XIX LLC	Star Maria	82,598	November 5, 2014	2007
48	Star Trident XII LLC	Star Markella	82,594	September 29, 2014	2007
49	ABY Seven LLC	Star Jeannette	82,566	August 3, 2018	2014
50	Star Sun I LLC	Star Elizabeth	82,403	May 25, 2021	2021
51	Star Trident VIII LLC	Star Sophia	82,269	October 31, 2014	2007
52	Star Trident XIV LLC	Star Moira	82,257	November 19, 2014	2006
53	Star Trident XVIII LLC	Star Nina	82,224	January 5, 2015	2006
54	Star Trident X LLC	Star Renee	82,221	December 18, 2014	2006
55	Star Trident II LLC	Star Nasia	82,220	August 29, 2014	2006
56	Star Trident XIII LLC	Star Laura	82,209	December 8, 2014	2006
57	Star Nor VIII LLC	Star Mona	82,188	July 6, 2018	2012
58	Star Trident XVII LLC	Star Helena	82,187	December 29, 2014	2006
59	Star Nor VII LLC	Star Astrid	82,158	July 6, 2018	2012
60	Waterfront Two LLC	Star Alessia	81,944	August 3, 2018	2017
61	Star Nor IX LLC	Star Calypso	81,918	July 6, 2018	2014
62	Star Elpis LLC	Star Suzanna	81,711	May 15, 2017	2013
63	Star Gaia LLC	Star Charis	81,711	March 22, 2017	2013
64	Mineral Shipping LLC	Mercurial Virgo	81,545	July 11, 2014	2013
65	Star Nor X LLC	Stardust	81,502	July 6, 2018	2011
66	Star Nor XI LLC	Star Sky	81,466	July 6, 2018	2010
67	Star Zeus VI LLC	Star Lambada	81,272	March 16, 2021	2016
68	Star Zeus II LLC	Star Carioca	81,262	March 16, 2021	2015
69	Star Zeus I LLC	Star Capoeira	81,253	March 16, 2021	2015
70	Star Zeus VII LLC	Star Macarena	81,198	March 6, 2021	2016
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Operating Fleet - Continued:

#	Wholly Owned Subsidiaries	Vessel Name	DWT	Date Delivered to Star Bulk	Year Built
71	ABY III LLC	Star Lydia	81,187	August 3, 2018	2013
72	ABY IV LLC	Star Nicole	81,120	August 3, 2018	2013
73	ABY Three LLC	Star Virginia	81,061	August 3, 2018	2015
74	Star Nor XII LLC	Star Genesis	80,705	July 6, 2018	2010
75	Star Nor XIII LLC	Star Flame	80,448	July 6, 2018	2011
76	Cape Town Eagle LLC	Star Cape Town	63,707	April 9, 2024	2015
77	Vancouver Eagle LLC	Star Vancouver	63,670	April 9, 2024	2020
78	Oslo Eagle LLC	Star Oslo	63,655	April 9, 2024	2015
79	Rotterdam Eagle LLC	Star Rotterdam	63,629	April 9, 2024	2017
80	Halifax Eagle LLC	Star Halifax	63,618	April 9, 2024	2020
81	Helsinki Eagle LLC	Star Helsinki	63,605	April 9, 2024	2015
82	Gibraltar Eagle LLC	Star Gibraltar	63,576	April 9, 2024	2015
83	Valencia Eagle LLC	Star Valencia	63,556	April 9, 2024	2015
84	Dublin Eagle LLC	Star Dublin	63,550	April 9, 2024	2015
85	Santos Eagle LLC	Star Santos	63,536	April 9, 2024	2015
86	Antwerp Eagle LLC	Star Antwerp	63,530	April 9, 2024	2015
87	Sydney Eagle LLC	Star Sydney	63,523	April 9, 2024	2015
88	Copenhagen Eagle LLC	Star Copenhagen	63,495	April 9, 2024	2015
89	Hong Kong Eagle LLC	Star Hong Kong	63,472	April 9, 2024	2016
90	Orion Maritime LLC	Idee Fixe	63,458	March 25, 2015	2015
91	Shanghai Eagle LLC	Star Shanghai	63,438	April 9, 2024	2016
92	Primavera Shipping LLC	Star Roberta	63,426	March 31, 2015	2015
93	Success Maritime LLC	Laura	63,399	April 7, 2015	2015
94	Singapore Eagle LLC	Star Singapore	63,386	April 9, 2024	2017
95	Westport Eagle LLC	Star Westport	63,344	April 9, 2024	2015
96	Hamburg Eagle LLC	Star Hamburg	63,334	April 9, 2024	2014
97	Fairfield Eagle LLC	Star Fairfield	63,301	April 9, 2024	2013
98	Greenwich Eagle LLC	Star Greenwich	63,301	April 9, 2024	2013
99	Groton Eagle LLC	Star Groton	63,301	April 9, 2024	2013
100	Madison Eagle LLC	Star Madison	63,301	April 9, 2024	2013
101	Mystic Eagle LLC	Star Mystic	63,301	April 9, 2024	2013
102	Rowayton Eagle LLC	Star Rowayton	63,301	April 9, 2024	2013
103	Southport Eagle LLC	Star Southport	63,301	April 9, 2024	2013
104	Ultra Shipping LLC	Kaley	63,283	June 26, 2015	2015
105	Stockholm Eagle LLC	Star Stockholm	63,275	April 9, 2024	2016
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Operating Fleet - Continued:

#	Wholly Owned Subsidiaries	Vessel Name	DWT	Date Delivered to Star Bulk	Year Built
106	Blooming Navigation LLC	Kennadi	63,262	January 8, 2016	2016
107	Jasmine Shipping LLC	Mackenzie	63,226	March 2, 2016	2016
108	New London Eagle LLC	Star New London	63,140	April 9, 2024	2015
109	Star Lida I Shipping LLC	Star Apus	63,123	July 16, 2019	2014
110	Star Zeus IV LLC	Star Subaru	61,571	March 16, 2021	2015
111	Stamford Eagle LLC	Star Stamford	61,530	April 9, 2024	2016
112	Star Nor XV LLC	Star Wave	61,491	July 6, 2018	2017
113	Star Challenger I LLC	Star Challenger (1)	61,462	December 12, 2013	2012
114	Star Challenger II LLC	Star Fighter (1)	61,455	December 30, 2013	2013
115	Star Axe II LLC	Star Lutas	61,347	January 6, 2016	2016
116	Aurelia Shipping LLC	Honey Badger	61,320	February 27, 2015	2015
117	Rainbow Maritime LLC	Wolverine	61,292	February 27, 2015	2015
118	Star Axe I LLC	Star Antares	61,258	October 9, 2015	2015
119	Tokyo Eagle LLC	Star Tokyo	61,225	April 9, 2024	2015
120	ABY Five LLC	Star Monica	60,935	August 3, 2018	2015
121	Star Asia I LLC	Star Aquarius	60,916	July 22, 2015	2015
122	Star Asia II LLC	Star Pisces	60,916	August 7, 2015	2015
123	Crane Shipping LLC	Crane	57,809	April 9, 2024	2010
124	Egret Shipping LLC	Egret Bulker	57,809	April 9, 2024	2010
125	Gannet Shipping LLC	Gannet Bulker	57,809	April 9, 2024	2010
126	Grebe Shipping LLC	Grebe Bulker	57,809	April 9, 2024	2010
127	Ibis Shipping LLC	Ibis Bulker	57,809	April 9, 2024	2010
128	Jay Shipping LLC	Jay	57,809	April 9, 2024	2010
129	Kingfisher Shipping LLC	Kingfisher	57,809	April 9, 2024	2010
130	Martin Shipping LLC	Martin	57,809	April 9, 2024	2010
131	Star Lida IX Shipping LLC	Star Cleo	56,582	July 15, 2019	2013
132	Star Lida X Shipping LLC	Star Pegasus	56,540	July 15, 2019	2013
133	Star Regg III LLC	Star Bright	55,569	October 10, 2018	2010
		Total DWT	13,365,183

(1)	Subject to a sale and leaseback financing transaction as further described in Note 8 to our consolidated financial statements included in the 2025 Annual Report.
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Vessels Under Construction:

#	Wholly Owned Subsidiaries	Vessel Name	DWT	Shipyard	Expected Delivery
1	Star Thundera LLC	Star Emma	82,000	Qingdao Shipyard Co. Ltd.	Second quarter 2026
2	Star Caldera LLC	Star Evelina	82,000	Qingdao Shipyard Co. Ltd.	Second quarter 2026
3	Star Blueseas I LLC	Star Ellie	82,000	Hengli Shipbuilding Pte. Ltd.	Third quarter 2026
4	Star Blueseas II LLC	Star Bella	82,000	Hengli Shipbuilding Pte. Ltd.	Third quarter 2026
5	Star Blueseas III LLC	Star Kyra	82,000	Hengli Shipbuilding Pte. Ltd.	Third quarter 2026
6	Star Terra LLC	Star Irini	82,000	Qingdao Shipyard Co. Ltd.	Fourth quarter 2026
7	Star Nova LLC	Star Aline	82,000	Qingdao Shipyard Co. Ltd.	Fourth quarter 2026
8	Star Affinity LLC	Star Argyro	82,000	Qingdao Shipyard Co. Ltd.	Fourth quarter 2026
		Total DWT	656,000

Long-Term Time Charter-In Vessels:

In addition, we have entered into the following long-term charter-in arrangements:

#	Vessel Name	DWT	Built	Shipyard	Country	Delivery Date	Minimum Period
1	Star Shibumi (1)	180,000	2021	JMU	Japan	November 30, 2021	November 2028
2	Star Voyager (1)	82,000	2024	Tsuneishi, Zhousan	China	January 11, 2024	January 2031
3	Stargazer (1)	66,000	2024	Tsuneishi, Cebu	Philippines	January 16, 2024	January 2031
4	Star Explorer (1)	82,000	2024	JMU	Japan	March 8, 2024	March 2031
5	Star Earendel (1)	82,000	2024	JMU	Japan	June 28, 2024	June 2031
6	Star Illusion (1)	82,000	2024	Tsuneishi, Zhousan	China	October 11, 2024	October 2031
7	Star Thetis (1)	66,000	2024	Tsuneishi, Cebu	Philippines	November 12, 2024	November 2031
	Total DWT	640,000

(1)	Recognized as right-of-use assets and corresponding lease liabilities as further described in Note 7 to our consolidated financial statements included in the 2025 Annual Report.

Conditional Sale and Purchase Agreement:

On March 6, 2026, as previously announced, we entered into a conditional sale and purchase agreement with Diana Shipping Inc. (“Diana”) to acquire 16 secondhand vessels from Diana (the “Diana Purchase Agreement”) for $470.5 million in cash. The 16 vessels we agreed to acquire from Diana include one Newcastlemax, six Capesize vessels, seven Ultramax vessels and two Supramax vessels, with a total carrying capacity of 1.8 million dwt and an average age of 11.4 years. The Diana Purchase Agreement is subject to, among other conditions, the success of Diana’s offer to acquire Genco Shipping & Trading Ltd. The Company intends to fund the purchase price with a combination of existing cash resources, reserved from previous vessel sales, as well as new debt financing.

Liquidity and Capital Resources

Our principal sources of funds have been cash flow from operations, equity offerings, borrowings under secured credit facilities, debt securities or bareboat lease financings and proceeds from vessel sales. Our principal uses of funds have been capital expenditures to establish and grow our fleet, maintain the quality of our dry bulk carriers and comply with international shipping standards, environmental laws and regulations, fund working capital requirements, make principal and interest payments on outstanding indebtedness, make dividend payments when approved by the Board of Directors and fund share repurchases when it is attractive to do so.

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Our short-term liquidity requirements include paying operating costs, funding working capital requirements and the short-term equity portion of the cost of vessel acquisitions, if any, our newbuilding program and vessel upgrades, interest and principal payments on short-term outstanding indebtedness and maintaining cash reserves to strengthen our position against adverse fluctuations in operating cash flows. Our primary source of short-term liquidity is cash generated from operating activities, available cash balances and portions from new debt and refinancings as well as equity financings.

Our medium- and long-term liquidity requirements are funding the equity portion of our newbuilding vessel installments and secondhand vessel acquisitions, if any, funding required payments under our vessel financing and other financing agreements, paying cash dividends when declared and funding share repurchases, when our share price is trading at a significant discount to the estimated net liquidation value of our vessels. Sources of funding for our medium- and long-term liquidity requirements include cash flows from operations, new debt and refinancings or lease financings, equity issuances and vessel sales. Please also refer to Note 13 to our unaudited interim condensed consolidated financial statements, included herein, for further discussion on our contractual commitments as of March 31, 2026.

As of May 18, 2026, we had total cash of $432.3 million and outstanding borrowings, including lease financing agreements, of $873.6 million.

Our debt agreements contain financial covenants and undertakings requiring us to maintain various ratios. A summary of these terms is included in Note 9 of the Company’s consolidated financial statements for the year ended December 31, 2025, included in the 2025 Annual Report.

We believe that our current cash balance, along with the undrawn amounts under the NBG Revolving Facility and ABN Revolving Facility (Note 18(f)) and our operating cash flows to be generated over the short-term period will be sufficient to meet our known short-term and long-term liquidity requirements. These requirements include funding the operations of our fleet, capital expenditure requirements, including our commitments for the installation of Energy Saving Devices (“ESD”), telemetry equipment and other upgrades on our vessels, as well as the remaining contractual commitments for the eight vessels under construction, which we expect to fund through cash on hand and proceeds from the ESUN $130.0 million Facility. Furthermore, in April 2026 we received credit committee approval from Taipei Fubon Commercial Bank Co., Ltd for a loan amount of up to $80.0 million to finance currently unlevered vessels (the “Fubon $80.0 million Facility”), which is expected to be drawn in the second quarter of 2026 (Note 18a).

In addition, assuming the successful consummation of the Diana Purchase Agreement, we intend to fund the purchase price for the 16 vessels through a combination of existing cash reserves, including proceeds from previous vessel sales, as well as new debt financing. We have received a number of financing proposals from leading financial institutions in connection with obtaining new senior secured debt facilities related to this transaction and are currently evaluating these proposals.

We may seek additional indebtedness to finance future vessel acquisitions and our newbuilding program to maintain our cash position or to refinance our existing debt in more favorable terms. Our practice has been to fund the cash portion of the acquisition or construction cost of dry bulk carriers using a combination of funds from operations and bank debt or lease financing secured by mortgages or title of ownership on our dry bulk carriers held by the relevant lenders, respectively. We may also use the proceeds from potential equity or debt offerings to finance future vessel acquisitions. Our business is capital-intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition and construction of newer dry bulk carriers and the selective sale of older dry bulk carriers. These acquisitions and newbuilding contracts will be principally subject to management’s expectation of future market conditions as well as our ability to acquire dry bulk carriers on favorable terms. However our ability to obtain bank or lease financing, to refinance our existing debt or to access the capital markets for offerings in the future, may be limited by our financial condition at the time of any such financing or offering, including the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, prevailing interest rates, weakness in the financial and equity markets and contingencies and uncertainties that are beyond our control. Our liquidity is also impacted by our dividend policy, as discussed below.

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Dividend Policy

Our dividend policy is described in Item 8. Financial Information-A. Consolidated statements and other financial information—Dividend Policy of our 2025 Annual Report.

Under our amended dividend policy approved by our Board of Directors and announced on February 25, 2026, we may approve the distribution of 100% of Cash Flow (as defined in the dividend policy) for a given quarter to shareholders. Notwithstanding the Cash Flow calculation described above, we have established a minimum quarterly dividend of $0.05 per share, which we intend to pay even in circumstances where the quarterly Cash Flow would otherwise result in a lower or no dividend. On May 20, 2026, our Board of Directors declared a quarterly cash dividend of $0.50 per share, payable on or about June 22, 2026 to all shareholders of record as of June 12, 2026.

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Since Star Bulk is a holding company with no material assets other than the shares of its subsidiaries through which it conducts its operations, Star Bulk’s ability to pay dividends in the future will depend on its subsidiaries’ ability to distribute funds to it. Any future dividends declared will be at the discretion and remain subject to approval of our Board of Directors each quarter after its review of our financial performance and position and other factors, including but not limited to our dividend policy, earnings, the prevailing charter market conditions, capital requirements, restrictions in our loan agreements, if any, and applicable provisions of Marshall Islands law, which generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividends. Star Bulk’s dividend policy and declaration and payment of dividends may be changed at any time and are subject to available funds and our Board of Directors’ determination that each declaration and payment is at the time in the best interests of Star Bulk and its shareholders after its review of our financial performance. Accordingly, there can be no assurance that our Board of Directors will declare dividends in any future period.

Other Recent Developments

Please refer to Note 18 to our unaudited interim condensed consolidated financial statements, included elsewhere herein, for developments that took place after March 31, 2026.

Operating Results

Factors Affecting Our Results of Operations

We deploy our vessels on a mix of short to medium-term time charters or voyage charters, contracts of affreightment or in dry bulk carrier pools, according to our assessment of market conditions. We adjust the mix of these charters to take advantage of the relatively stable cash flow and high utilization rates associated with medium to long-term time charters, or to profit from attractive spot charter rates during periods of strong charter market conditions, or to maintain employment flexibility that the spot market offers during periods of weak charter market conditions. The following table reflects certain operating data of our fleet, including our ownership days and TCE rates, which we believe are important measures for analyzing trends in our results of operations, for the periods indicated:

	Three-month period ended March 31,
(TCE rates expressed in U.S. Dollars)	2026	2025
Average number of vessels (1)	135.4	150.7
Number of vessels (2)	135	150
Average age of operational fleet (in years) (3)	12.9	12.3
Ownership days (4)	12,183	13,566
Available days (5)	11,579	12,805
Charter-in days (6)	947	1,072
Daily Time Charter Equivalent Rate (7)	$18,493	$12,439

(1)	Average number of vessels is the number of vessels that constituted our owned fleet for the relevant period, as measured by the sum of the number of days each operating vessel was a part of our owned fleet during the period divided by the number of calendar days in that period.
(2)	As of the last day of each period reported.
(3)	Average age of our operational fleet is calculated as of the end of each period.
(4)	Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period, including vessels subject to sale and leaseback transactions and finance leases.
(5)	Available days for the fleet are the Ownership days after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys, change of management and vessels’ improvements and upgrades. Our method of computing Available Days may not necessarily be comparable to Available Days of other companies due to differences in methods of calculation.
(6)	Charter-in days are the total days that we charter-in third party vessels.
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(7)	Time charter equivalent rate (the “TCE rate”) represents the weighted average daily TCE rates of our operating fleet (including owned fleet and charter-in vessels). TCE rate is a measure of the average daily net revenue performance of our operating fleet. Our method of calculating TCE rate is determined by dividing (a) TCE Revenues, which consists of voyage revenues net of voyage expenses, charter-in hire expenses, amortization of fair value of above/below market acquired time charter agreements, if any, as well as adjusted for the impact of realized gain/(loss) on forward freight agreements (“FFAs”) and bunker swaps by (b) Available days for the relevant time period. Available days do not include the Charter-in days as per the relevant definitions provided above. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. In the calculation of TCE Revenues, we also include the realized gain/(loss) on FFAs and bunker swaps as we believe that this method better reflects the chartering result of our fleet and is more comparable to the method used by some of our peers. TCE Revenues and TCE rate, which are non-GAAP measures, provide additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because they assist our management in making decisions regarding the deployment and use of our vessels and because we believe that they provide useful information to investors regarding our financial performance. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters, bareboat charters and pool arrangements) under which its vessels may be employed between the periods. TCE Revenues and TCE rate, as presented below, may not necessarily be comparable to those of other companies due to differences in methods of calculation.

The following table reflects the calculation of our TCE rates as discussed in footnote (7) above. The table presents reconciliation of TCE Revenues to voyage revenues as reflected in the unaudited interim condensed consolidated income statements.

(In thousands of U.S. Dollars, except for TCE rates)	Three months ended March 31, 2026	Three months ended March 31, 2025
Voyage revenues	$281,152	$230,650
Less:
Voyage expenses	(52,762)	(56,318)
Charter-in hire expenses	(14,479)	(15,900)
Realized gain on FFAs/bunker swaps, net	214	846
Time Charter equivalent revenues	$214,125	$159,278

Available days	11,579	12,805
Daily Time Charter Equivalent Rate (“TCE”)	$18,493	$12,439

Voyage Revenues

Voyage revenues are driven primarily by the number of vessels in our operating fleet, the duration of our charters, the number of charter-in days, the amount of daily charter hire or freight rates that our vessels earn under time and voyage charters, respectively, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the number of vessels chartered-in, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels and levels of supply and demand in the seaborne transportation market.

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable, but may enable us to capture increased profit margins during periods of improvements in charter rates, although we would be exposed to the risk of declining vessel rates, which may have a materially adverse impact on our financial performance. If we employ vessels on period time charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

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Voyage Expenses

Voyage expenses may include port and canal charges, agency fees, fuel (bunker) expenses and brokerage commissions payable to related and third parties. Voyage expenses are incurred for our owned and chartered-in vessels during voyage charters or when the vessel is unemployed. Bunker expenses, port and canal charges primarily increase in periods during which vessels are employed on voyage charters because these expenses are paid by the owners (whereas these expenses would otherwise be paid by the charterer under a time charter contract).

Charter-in Hire Expenses

Charter-in hire expenses represent hire expenses for chartering-in third party vessels, either under time charters or voyage charters.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes, regulatory fees, maintenance expenses, lubricants and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including for instance, developments relating to market prices for crew wages, lubricants and insurance, may also cause these expenses to increase.

Dry Docking Expenses

Dry docking expenses relate to regularly scheduled intermediate survey or special survey dry docking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Dry docking expenses can vary according to the size, age and general condition of the vessel, the location where the dry docking takes place, shipyard availability and the number of days the vessel is under dry dock. We utilize the direct expense method, under which we expense all dry docking costs as incurred.

Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives, which is determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is calculated based on a vessel’s cost less the estimated residual value. We estimate the salvage value of each vessel to be $400 per light weight ton.

Management Fees

Management fees include fees paid to third parties as well as related parties providing certain procurement services to our fleet.

General and Administrative Expenses

We incur general and administrative expenses, including our onshore personnel related expenses, directors’ and executives’ compensation, share based compensation, legal, consulting, audit and accounting expenses.

Other Operational Gain

Other operational gain includes gain from all other operating activities which are not related to the principal activities of the Company, such as gain from insurance claims.

11

Gain/(Loss) on Forward Freight Agreements and Bunker Swaps, net

When deemed appropriate from a risk management perspective, we take positions in freight derivatives, including FFAs and freight options with an objective to utilize those instruments as economic hedges to reduce the risk on specific vessels trading in the spot market and to take advantage of short-term fluctuations in the market prices. Upon the settlement, if the contracted charter rate is less than the average of the rates, for the specified route and time period, as reported by an identified index, the seller of the FFA is required to pay the buyer the settlement sum. The settlement amount is an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period covered by the FFA. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. Our FFAs are settled mainly through reputable exchanges such as European Energy Exchange (“EEX”) or Singapore Exchange (“SGX”) so as to limit our exposure in over-the-counter transactions. Customary requirements for trading in FFAs include the maintenance of initial and variation margins based on expected volatility, open position and mark to market of the contracts. The fair value of the FFAs or freight options is treated as an asset or liability until they are settled with the change in their fair value being reflected in earnings. Any such settlements by us or settlements to us under FFAs or freight options, if any, are recorded under Gain/(Loss) on forward freight agreements and bunker swaps, net.

Also, when deemed appropriate from a risk management perspective, we enter into bunker swap contracts to manage our exposure to fluctuations of bunker prices associated with the consumption of bunkers by our vessels. Bunker swaps are agreements between two parties to exchange cash flows at a fixed price on bunkers, where volume, time period and price are agreed in advance. Our bunker swaps are settled mainly through reputable exchanges such as Intercontinental Exchange (“ICE”) so as to limit our counterparty exposure in over-the-counter transactions. Bunker price differentials paid or received under the swap agreements as well as changes in their fair value are recognized under Gain/(Loss) on forward freight agreements and bunker swaps, net.

The fair value of freight derivatives and bunker swaps is determined through Level 1 inputs of the fair value hierarchy (quoted prices from the applicable exchanges such as EEX, SGX or ICE). Our FFAs and bunker swaps do not qualify for hedge accounting and therefore unrealized gains or losses are recognized under Gain/(Loss) on forward freight agreements and bunker swaps, net.

Gain/(Loss) on Sale of Vessels

Gain/(Loss) on sale of vessels represents net gains/(losses) from the sale of our vessels concluded during the period.

Interest and Finance Costs

We incur interest expense and financing costs in connection with our outstanding indebtedness under our existing loan facilities (including sale and leaseback financing transactions). We also incur financing costs in connection with establishing those facilities, which are presented as a direct deduction from the carrying amount of the relevant debt liability and amortize them to interest and financing costs over the term of the underlying obligation using the effective interest method.

Interest Income and Other Income/(Loss)

We earn interest income on our cash deposits with our lenders and other financial institutions. Other income/(loss) mainly consists of gains/(losses) from realized and unrealized foreign exchange differences.

Results of Operations

The three-month period ended March 31, 2026 compared to the three-month period ended March 31, 2025

Voyage revenues net of Voyage expenses: Voyage revenues for the three months ended March 31, 2026 increased to $281.2 million from $230.7 million in the corresponding period in 2025. Time charter equivalent revenues (“TCE Revenues”) (as defined above) increased to $214.1 million compared to $159.3 million for the corresponding period in 2025. The increase in both Voyage revenues and TCE Revenues, despite the decrease in the average number of vessels in our fleet to 135.4 from 150.7 during the relevant periods, is attributable to the significant increase in charter rates. The TCE rate for the first three months of 2026 increased to $18,493 compared to $12,439 for the corresponding period in 2025, which is indicative of the stronger market conditions prevailing during the first quarter of 2026. Please refer to the table above for the calculation of the TCE Revenues and TCE rate and their reconciliation with Voyage Revenues, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

12

Charter-in hire expenses: Charter-in hire expenses for the three months ended March 31, 2026 and 2025 were $14.5 million and $15.9 million, respectively. The decrease was primarily attributable to the decrease in charter-in days to 947 in the first quarter of 2026 from 1,072 in the corresponding period in 2025, which was partially offset by the increase in weighted average charter-in hire rates.

Vessel operating expenses: Vessel operating expenses for the three months ended March 31, 2026 and 2025 were $61.8 million and $67.9 million, respectively. The decrease in our operating expenses was primarily due to the decrease in the average number of vessels in our fleet to 135.4 from 150.7 during the relevant periods.

Dry docking expenses: Dry docking expenses for the three months ended March 31, 2026 and 2025 were $19.6 million and $24.7 million, respectively. During the first quarter of 2026, 10 vessels completed their scheduled periodic dry docking surveys, including three dry dockings that commenced in the fourth quarter of 2025. During the corresponding period in 2025, 14 vessels completed their scheduled periodic dry docking surveys. The decrease in dry docking expenses, apart from the lower number of vessels that underwent and completed dry docking surveys in the first quarter of 2026, reflects the timing differences in the commencement and completion of dry dockings across quarters.

Depreciation: Depreciation expense for the three months ended March 31, 2026 and 2025 was $39.6 million and $43.0 million, respectively. The decrease is driven by the decrease in the average number of vessels in our fleet to 135.4 from 150.7 during the relevant periods.

General and administrative expenses and Management fees: General and administrative expenses for the three months ended March 31, 2026 and 2025 were $14.5 million and $15.3 million, respectively. Vessel management fees in the first quarter of 2026 amounted to $5.5 million compared to $5.6 million for the corresponding period in 2025. The decrease in both general and administrative expenses and management fees was mainly attributable to the decrease in the average number of vessels in our fleet, as described above, partially offset by the higher EUR/USD exchange rate prevailing during the first quarter of 2026.

Other operational gain: Other operational gain for the three-month period ended March 31, 2026 amounted to $0.7 million and primarily related to various insurance proceeds. Other operational gain for the three-month period ended March 31, 2025 amounted to $12.0 million, mainly consisting of $2.3 million in insurance proceeds pursuant to a war risk insurance policy in connection with the prolonged detainment of one of our vessels in Ukraine in 2022 and $9.3 million related to the write-off of previously recorded accruals and liabilities that were no longer expected to require settlement.

Gain/(Loss) on forward freight agreements and bunker swaps, net: For the three-month period ended March 31, 2026, we incurred a net loss on FFAs and bunker swaps of $2.9 million, consisting of an unrealized loss of $3.1 million and a realized gain of $0.2 million. For the three-month period ended March 31, 2025, we incurred a gain on FFAs and bunker swaps of $2.9 million, consisting of an unrealized gain of $2.1 million and a realized gain of $0.8 million.

Gain/(Loss) on sale of vessels: Our results for the three-month period ended March 31, 2026, include an aggregate net gain of $0.2 million which resulted from the completion of the sale of the vessel Star Stonington, as discussed under section “Our Fleet” above. For the three-month period ended March 31, 2025, a net loss of $0.7 million resulted from the completion of the sale of the vessel Star Omicron.

Interest and finance costs: Interest and finance costs for the three months ended March 31, 2026 and 2025 were $12.9 million and $19.3 million, respectively. The decrease was primarily driven by a reduction in loan interest expense resulting from significantly lower weighted average outstanding indebtedness and reduced weighted average interest rates during the first quarter of 2026.

13

Interest income and other income/(loss): Interest income and other income/(loss) for the three months ended March 31, 2026 and 2025 were $1.2 million and $4.7 million, respectively. The decrease primarily reflects a foreign exchange loss of $1.8 million incurred during the first quarter of 2026, compared to a foreign exchange gain of $0.9 million incurred during the first quarter of 2025, along with decreased interest income earned during the first quarter of 2026 compared to the corresponding period in 2025.

14

Cash Flows

Net cash provided by operating activities for the three months ended March 31, 2026 and 2025 was $112.4 million and $48.5 million, respectively. The increase was primarily driven by higher voyage revenues resulting from increased charter rates due to stronger market conditions prevailing during the recent period compared to the corresponding period in 2025. Additionally, the decrease in expenses attributable to the lower average number of vessels in our fleet, as well as the decrease in loan interest expense, as discussed above, further contributed to this increase.

Net cash provided by investing activities for the three months ended March 31, 2026, and 2025 was $1.1 million and $9.4 million, respectively. The decrease was primarily due to i) higher cash payments for advances on vessels under construction and upgrades, totaling $20.0 million in the first quarter of 2026 compared to $7.3 million in the corresponding period of 2025 and ii) lower cash inflows from hull and machinery insurance proceeds, totaling $0.7 million in the first quarter of 2026 compared to $8.4 million in the corresponding period of 2025. Furthermore, the decrease was partially offset by i) higher vessel sale proceeds of $19.8 million in the first quarter of 2026 compared to $8.4 million in the same period of 2025,and ii) the proceeds from sale of equity in investee totaling $0.6 million in the first quarter of 2026.

Net cash used in financing activities for the three months ended March 31, 2026, and 2025 was $206.0 million and $62.0 million, respectively. This increase was primarily due to a decrease in proceeds from bank loans to $80.0 million during the three months ended March 31, 2026 compared to $228.0 million in the corresponding period of 2025. Additionally, dividend payments increased to $41.4 million in the first quarter of 2026 compared to $10.4 million during the same period in 2025 and cash outflows related to the repurchase of common shares increased to $37.9 million during the first quarter in 2026 compared to $19.6 million during the corresponding period in 2025. The increase was partially offset by lower debt repayments of $206.3 million in the first quarter of 2026 compared to $259.4 million during the same period in 2025.

Critical Accounting Estimates

For a description of all our critical accounting estimates, see Note 2 to our audited financial statements and “Item 5. Operating and Financial Review and Prospects,” included in our 2025 Annual Report. There have been no material changes from the “Critical Accounting Estimates” previously disclosed in our 2025 Annual Report.

15

STAR BULK CARRIERS CORP.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

Unaudited Consolidated Balance Sheets as of December 31, 2025 and March 31, 2026	F-2

Unaudited Interim Condensed Consolidated Income Statements for the three-month periods ended March 31, 2025 and 2026	F-3

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income/(Loss) for the three-month periods ended March 31, 2025 and 2026	F-4

Unaudited Interim Condensed Consolidated Statements of Shareholders’ Equity for the three-month periods ended March 31, 2025 and 2026	F-5

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the three-month periods ended March 31, 2025 and 2026	F-6

Notes to Unaudited Interim Condensed Consolidated Financial Statements	F-7

F-1

STAR BULK CARRIERS CORP.

Unaudited Consolidated Balance Sheets

As of December 31, 2025 and March 31, 2026

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	December 31, 2025	March 31, 2026
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$488,511	$397,042
Restricted cash, current (Notes 9 and 14)	11,808	10,775
Trade accounts receivable, net	83,587	77,999
Inventories (Note 5)	51,477	62,721
Due from managers	52	2
Due from related parties (Note 3)	79	34
Prepaid expenses and other receivables	12,694	13,620
Derivatives, current asset portion (Note 14)	617	145
Other current assets (including $1,517 and $1,456 of investment in debt security as of December 31, 2025 and March 31, 2026, respectively, Note 14)	34,520	31,866
Total Current Assets	683,345	594,204

FIXED ASSETS
Advances for vessels under construction (Note 6)	87,277	99,999
Vessels and other fixed assets, net (Note 6)	2,874,947	2,822,365
Total Fixed Assets	2,962,224	2,922,364

OTHER NON-CURRENT ASSETS
Long-term investment (Note 4)	826	438
Restricted cash, non-current (Note 9)	1,615	1,615
Operating leases, right-of-use assets (Note 7)	157,058	149,835
Other non-current assets	317	341
TOTAL ASSETS	$3,805,385	$3,668,797

LIABILITIES & SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long-term bank loans & revolving facilities (Note 9)	$226,137	$170,674
Lease financing short term (Note 8)	2,731	2,731
Accounts payable	49,456	50,233
Due to managers	12,151	16,394
Due to related parties (Note 3)	3,557	2,461
Accrued liabilities	38,660	46,525
Operating lease liabilities, current (Note 7)	28,624	28,701
Derivatives, current liability portion (Note 14)	—	2,633
Deferred revenue	20,361	21,563
Other current liabilities	2,000	2,000
Total Current Liabilities	383,677	343,915

NON-CURRENT LIABILITIES
Long-term bank loans & revolving facilities, net of current portion and unamortized loan issuance costs of $5,321 and $4,893, as of December 31, 2025 and March 31, 2026, respectively (Note 9)	833,533	763,776
Lease financing long term, net of unamortized lease issuance costs of $17 and $10, as of December 31, 2025 and March 31, 2026, respectively (Note 8)	9,827	9,151
Operating lease liabilities, non-current (Note 7)	128,434	121,134
Other non-current liabilities	651	662
TOTAL LIABILITIES	1,356,122	1,238,638

COMMITMENTS & CONTINGENCIES (Note 13)

SHAREHOLDERS' EQUITY
Preferred Shares; $0.01 par value, authorized 25,000,000 shares; none issued or outstanding at December 31, 2025 and March 31, 2026, respectively (Note 10)	—	—
Common Shares, $0.01 par value, 300,000,000 shares authorized; 113,424,507 shares issued and outstanding as of December 31, 2025; 111,530,926 shares issued and outstanding as of March 31, 2026 (Note 10)	1,134	1,115
Additional paid in capital (Note 10)	3,003,587	2,967,589
Accumulated other comprehensive income	321	76
Accumulated deficit	(555,779)	(538,621)
Total Shareholders' Equity	2,449,263	2,430,159
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,805,385	$3,668,797

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-2

STAR BULK CARRIERS CORP.

Unaudited Interim Condensed Consolidated Income Statements

For the three-month periods ended March 31, 2025 and 2026

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	Three months ended March 31,
	2025	2026
Revenues:
Voyage revenues (Note 16)	$230,650	$281,152

Expenses/(Income)
Voyage expenses (Note 4)	56,318	52,762
Charter-in hire expenses (Note 7)	15,900	14,479
Vessel operating expenses	67,942	61,786
Dry docking expenses	24,677	19,593
Depreciation (Note 6)	42,954	39,578
Management fees (Note 3)	5,600	5,451
General and administrative expenses (Note 3)	15,261	14,481
Other operational loss	1,156	873
Other operational gain (Note 15)	(12,037)	(711)
(Gain) / Loss on forward freight agreements and bunker swaps, net (Note 14)	(2,930)	2,891
(Gain) / Loss on sale of vessels (Note 6)	740	(172)
Total operating expenses, net	215,581	211,011
Operating income	15,069	70,141

Other Income/ (Expenses):
Interest and finance costs (Note 9)	(19,275)	(12,893)
Interest income and other income / (loss)	4,712	1,188
Gain / (Loss) on derivative financial instruments, net (Note 14)	52	184
Gain / (Loss) on debt extinguishment, net (Note 9)	(65)	(107)
Total other expenses, net	(14,576)	(11,628)

Income before equity in income/(loss) of investee	493	58,513
Equity in income/(loss) of investee (Note 4)	(31)	19
Net income	462	58,532
Earnings per share, basic	$0.00	$0.53
Earnings per share, diluted	0.00	0.52
Weighted average number of shares outstanding, basic (Note 11)	117,210,036	111,309,335
Weighted average number of shares outstanding, diluted (Note 11)	117,431,435	111,810,357

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-3

STAR BULK CARRIERS CORP.

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income / (Loss)

For the three-month periods ended March 31, 2025 and 2026

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	Three months ended March 31,
	2025	2026
Net income	$462	$58,532
Other comprehensive income / (loss):
Unrealized gains / (losses) from cash flow hedges:
Unrealized gain / (loss) from hedging interest rate swaps recognized in Other comprehensive income/(loss) before reclassifications	(684)	—
Unrealized gain / (loss) from investment in debt security recognized in Other comprehensive income/(loss) before reclassifications (Note 14)	—	(61)
Less:
Reclassification adjustments of interest rate swap gain / (loss) (Notes 9 and 14)	(551)	(184)
Other comprehensive income / (loss)	(1,235)	(245)
Total comprehensive income / (loss)	$(773)	$58,287

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-4

STAR BULK CARRIERS CORP.

Unaudited Interim Condensed Consolidated Statements of Shareholders’ Equity

For the three-month periods ended March 31, 2025 and 2026

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	Common Stock
	# of Shares	Par Value	Additional paid in capital	Accumulated other comprehensive income	Accumulated deficit	Total Shareholders' Equity
BALANCE, January 1, 2025	117,630,112	$1,142	$3,083,906	$2,299	$(605,572)	$2,481,775
Net income	—	—	—	—	462	$462
Other comprehensive income / (loss)	—	—	—	(1,235)	—	(1,235)
Issuance of vested and non-vested shares and amortization of share-based compensation	432,869	4	1,615	—	—	1,619
Dividends declared ($0.09 per share) (Note 10)	—	—	—	—	(10,412)	(10,412)
Repurchase and cancellation of common shares (Note 10)	(1,281,558)	(13)	(19,540)	—	—	(19,553)
BALANCE, March 31, 2025	116,781,423	$1,133	$3,065,981	$1,064	$(615,522)	$2,452,656

BALANCE, January 1, 2026	113,424,507	$1,134	$3,003,587	$321	$(555,779)	$2,449,263
Net income	—	—	—	—	58,532	58,532
Other comprehensive income / (loss)	—	—	—	(245)	—	(245)
Issuance of vested and non-vested shares and amortization of share-based compensation (Note 12)	776	—	1,870	—	—	1,870
Dividends declared ($0.37 per share) (Note 10)	—	—	—	—	(41,374)	(41,374)
Repurchase and cancellation of common shares (Note 10)	(1,894,357)	(19)	(37,868)	—	—	(37,887)
BALANCE, March 31, 2026	111,530,926	$1,115	$2,967,589	$76	$(538,621)	$2,430,159

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-5

STAR BULK CARRIERS CORP.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the three-month periods ended March 31, 2025 and 2026

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	Three months ended March 31,
	2025	2026
Cash Flows from Operating Activities:
Net income	$462	$58,532
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Depreciation	42,954	39,578
Amortization of debt (loans & leases) issuance costs	824	729
Noncash lease expense	6,864	7,223
Gain/(Loss) on debt extinguishment, net	65	107
(Gain)/Loss on sale of vessels	740	(172)
Share-based compensation	1,619	1,870
Change in fair value of derivatives and amortization of OCI	(2,084)	2,921
Other non-cash charges	(62)	11
Write-off of accruals and current liabilities	(9,266)	—
Loss / (Gain) on sale of equity in investee	—	(194)
Gain on hull and machinery claims	(173)	(258)
Equity in income/(loss) of investee	31	(19)
Changes in operating assets and liabilities:
(Increase)/Decrease in:
Trade accounts receivable	(1,500)	5,588
Inventories	9,055	(11,244)
Prepaid expenses and other receivables	(519)	639
Derivatives asset	79	—
Accrued income	67	—
Due from related parties	(1)	45
Due from managers	43	50
Other non-current assets	(35)	(24)
Increase/(Decrease) in:
Accounts payable	1,356	2,013
Operating lease liability	(6,864)	(7,223)
Due to related parties	(112)	(1,096)
Accrued liabilities	(5,049)	7,865
Due to managers	6,995	4,243
Deferred revenue	3,019	1,202
Net cash provided by / (used in) Operating Activities	48,508	112,386

Cash Flows from Investing Activities:
Advances for vessels acquisitions, vessels under construction, vessel upgrades and other fixed assets	(7,321)	(19,960)
Cash proceeds from vessel sales	8,351	19,792
Procceds from sale of equity in investee	—	600
Hull and machinery insurance proceeds	8,391	705
Net cash provided by / (used in) Investing Activities	9,421	1,137

Cash Flows from Financing Activities:
Proceeds from bank loans	228,000	80,000
Loan and lease prepayments and repayments	(259,423)	(206,329)
Financing and debt extinguishment fees paid	(578)	(435)
Dividends paid	(10,412)	(41,374)
Repurchase of common shares	(19,553)	(37,887)
Net cash provided by / (used in) Financing Activities	(61,966)	(206,025)

Net increase/(decrease) in cash and cash equivalents and restricted cash	(4,037)	(92,502)
Cash and cash equivalents and restricted cash at beginning of the period	440,880	501,934

Cash and cash equivalents and restricted cash at end of the period	$436,843	$409,432
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Interest, net of amount capitalized	$18,023	$4,778
Non-cash investing and financing activities:
Vessel upgrades	5,934	6,976
Unpaid expenses for vessel sales	—	200
Right-of-use assets and lease obligations for charter-in contracts	364	—
Reconciliation of (a) cash and cash equivalents, and restricted cash reported within the consolidated balance sheets to (b) the total amount of such items reported in the statements of cash flows:
Cash and cash equivalents	$420,825	$397,042
Restricted cash, current	11,412	10,775
Restricted cash, non-current	4,606	1,615
Cash and cash equivalents and restricted cash at end of period shown in the statement of cash flows	$436,843	$409,432

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-6

STAR BULK CARRIERS CORP.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2026

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information:

Star Bulk Carriers Corp. (“Star Bulk”) is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains offices in Athens, New York, Connecticut (Stamford) and Singapore. Star Bulk’s common shares trade on the NASDAQ Global Select Market under the ticker symbol “SBLK”.

The unaudited interim condensed consolidated financial statements include the accounts of Star Bulk and its wholly owned subsidiaries (collectively, the “Company”) and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for annual financial statements.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements for the year ended December 31, 2025 and, in the opinion of management, reflect all normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the three-month period ended March 31, 2026 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2026.

The unaudited interim condensed consolidated financial statements presented in this report should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2025 included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 (the “2025 Annual Report”). The balance sheet as of December 31, 2025 has been derived from the audited consolidated financial statements as of that date, but, pursuant to the requirements for interim financial information, does not include all the information and footnotes required by U.S. GAAP for complete financial statements.

Unless otherwise defined herein, capitalized words and expressions used herein shall have the same meanings ascribed to them in the 2025 Annual Report.

As of March 31, 2026, the Company owned a modern fleet of 135 dry bulk vessels consisting of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Ultramax and Supramax vessels with a carrying capacity between 209,537 deadweight tonnage (“dwt”) and 55,569 dwt, and a combined carrying capacity of 13.6 million dwt and an average age of 12.9 years. Also, as of March 31, 2026, the Company has entered into firm shipbuilding contracts for the construction of eight 82,000 dwt Kamsarmax newbuilding vessels with expected deliveries between the second and fourth quarters of 2026. In addition, the Company charters-in a number of third-party vessels on both a short-term and long-term basis to increase its operating capacity in order to satisfy its clients’ needs. Specifically, as of March 31, 2026, the Company charters-in seven vessels on a long-term basis.

2.	Significant accounting policies and recent accounting pronouncements:

A summary of the Company’s significant accounting policies and recent accounting pronouncements is included in Note 2 to the Company’s consolidated financial statements included in the 2025 Annual Report. During the three months ended March 31, 2026, except for the recent accounting pronouncement described below, there were no other significant changes to the Company’s significant accounting policies or recent accounting pronouncements issued that the Company expects to have a potential impact on its consolidated financial statements. In December 2025, the FASB issued ASU 2025-11, which clarifies the scope and disclosure requirements for interim financial reporting under ASC 270. The amendments introduce a principle requiring disclosure of events and transactions occurring after the end of the most recent annual reporting period that have a material impact on the entity and consolidate certain interim disclosure requirements. The amendments are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact that adoption of this ASU will have on its interim financial statement disclosures.

F-7

STAR BULK CARRIERS CORP.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2026

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

3.	Transactions with Related Parties:

Details of the Company’s transactions with related parties did not change in the three-month period ended March 31, 2026, and are discussed in Note 3 of the Company’s consolidated financial statements for the year ended December 31, 2025, included in the 2025 Annual Report.

Transactions and balances with related parties are analyzed as follows:

a)	Management and Directors Fees: As of December 31, 2025, and as of March 31, 2026, the amount payable due to consultancy agreements and directors’ fees amounted to $225 and $100, respectively, and is presented within “Due to related parties” in the unaudited consolidated balance sheets. The consultancy agreements’ expenses for the three-month periods ended March 31, 2025 and 2026 amounted to $199 and $201, respectively.

b)	Oceanbulk Maritime S.A. and its affiliates (or “Oceanbulk Maritime”): As of December 31, 2025, the amount receivable from Oceanbulk Maritime amounted to $45 and is presented within “Due from related parties” in the unaudited consolidated balance sheet. As of March 31, 2026, the amount payable to Oceanbulk Maritime amounted to $17 and is presented within “Due to related parties” in the unaudited consolidated balance sheet. The related general and administrative expenses for the three-month periods ended March 31, 2025 and 2026 amounted to $nil.

c)	Iblea Ship Management Limited and Megara Shipmanagement Ltd.: As of December 31, 2025, and as of March 31, 2026, the amount payable to Iblea Ship Management Limited and Megara Shipmanagement Ltd. amounted to $3,332 and $2,344 and is presented within “Due to related parties” in the unaudited consolidated balance sheets. The related management fees for the three-month periods ended March 31, 2025 and 2026 amounted to $702 and $972, respectively.

4.	Equity Method Investments:

Details of the Company’s equity method investments did not change in the three-month period ended March 31, 2026, and are discussed in Note 4 of the Company’s consolidated financial statements for the year ended December 31, 2025, included in the 2025 Annual Report.

a)	Interchart Shipping Inc. (or “Interchart”): In January 2026, the Company sold its holding to an unrelated party, resulting in a gain of $194 which is presented under “Other operational gain” in the unaudited interim condensed consolidated income statement for the three-month period ended March 31, 2026. The income or loss on investment is presented under “Equity in income/(loss) of investee” in the unaudited interim condensed consolidated income statements and amounted to ($45) and nil for the three-month periods ended March 31, 2025 and 2026 respectively. The related expenses for chartering, brokering and commercial services provided are presented under “Voyage expenses” in the unaudited interim condensed consolidated income statements and amounted to $1,035 for the three-month period ended March 31, 2025.

b)	StarOcean Manning Philippines Inc. (or “Starocean”): The Company has a 25% ownership interest in Starocean. This investment is accounted for as an equity method investment. It is presented within “Long term investment” in the unaudited consolidated balance sheets and amounted to $294 as of December 31, 2025 and $313 as of March 31, 2026. The income on investment is presented under “Equity in income/(loss) of investee” in the unaudited interim condensed consolidated income statements and for the three-month periods ended March 31, 2025 and 2026 amounted to $14 and $19, respectively.

c)	Capesize Chartering Ltd. (or “CCL Pool”): The Company holds 33% of the CCL Pool. The investment in CCL Pool is presented within “Long term investment” in the unaudited consolidated balance sheets and amounted to $125 as of December 31, 2025 and March 31, 2026. The Company’s subsequent share of results of CCL Pool was insignificant for the three-month periods ended March 31, 2025 and 2026.

F-8

STAR BULK CARRIERS CORP.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2026

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

5.	Inventories:

The amounts shown in the unaudited consolidated balance sheets are analyzed as follows:

	December 31, 2025	March 31, 2026
Lubricants	$15,435	$16,123
Bunkers	36,042	46,598
Total	$51,477	$62,721

6.	Vessels and other fixed assets, net and Advances for vessels under construction:

Vessels and other fixed assets, net

The amounts in the unaudited consolidated balance sheets are analyzed as follows:

	Cost	Accumulated depreciation	Net Book Value
Balance, December 31, 2025	$3,997,911	$(1,122,964)	$2,874,947
- Acquisition of vessels, vessel upgrades and other vessel costs	5,986	—	5,986
- Other fixed assets	430	—	430
- Vessel sales	(21,786)	2,366	(19,420)
- Depreciation for the period	—	(39,578)	(39,578)
Balance, March 31, 2026	$3,982,541	$(1,160,176)	$2,822,365

In December 2025, the Company agreed to sell the vessel Star Stonington, which was delivered to its new owners on February 3, 2026. The amount included under “Gain/(Loss) on sale of vessels” in the unaudited interim condensed consolidated income statement for the three-month period ended March 31, 2026, primarily relates to the gain on sale of the vessel Star Stonington.

During the first quarter of 2026, the Company agreed to sell the vessels Star Scarlett and Star Mariella, which were delivered to their new owners on April 21, 2026 and on May 13, 2026, respectively (Note 18). Given their employment as of March 31, 2026, none of the above-mentioned vessels met the criteria to be classified as held for sale as of March 31, 2026.

As of March 31, 2026, 103 of the Company’s vessels, having a net carrying value of $2,268,594, serve as collateral under certain of the Company’s loan facilities and were subject to first-priority mortgages (Note 9). Title of ownership is held by the relevant lenders for another 2 vessels with a carrying value of $36,978 to secure the relevant sale and lease back financing transactions (Note 8).

The amounts reported under “Acquisition of vessels, vessel upgrades and other vessel costs” in the table above which were incurred during the three-month period ended March 31, 2026 mainly include costs related to the Company’s continued technical upgrades to its fleet, such as the installation of ballast water management systems (“BWTS”) and Energy Saving Devices (“ESD”).

F-9

STAR BULK CARRIERS CORP.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2026

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

6.	Vessels and other fixed assets, net and Advances for vessels under construction - continued:

Advances for vessels under construction:

During 2023, the Company entered into five firm shipbuilding contracts with Qingdao Shipyard Co., Ltd. for the construction of five 82,000 dwt Kamsarmax newbuilding vessels. Delivery of these vessels is scheduled progressively from the second quarter of 2026 through the fourth quarter of 2026. During 2025, the Company entered into three novation and amendment agreements with Hengli Shipbuilding (Singapore) Pte. Ltd. and Hengli Shipbuilding (Dalian) Co. Ltd. for the acquisition of three 82,000 dwt Kamsarmax newbuilding vessels that are currently under construction and are scheduled to be delivered within the third quarter of 2026.

The amounts shown in the unaudited consolidated balance sheets are analyzed as follows:

Balance, December 31, 2025	$87,277
- Pre-delivery yard installments and capitalized expenses	11,481
- Capitalized interest and finance costs	1,241
Balance, March 31, 2026	$99,999

As of March 31, 2026, the total aggregate remaining contracted price, including scrubber installation costs, for the eight vessels under construction was $195,556, payable in periodic installments until their expected deliveries from the shipyard which range from the second to the fourth quarter of 2026.

7.	Operating leases:

a) Time charter-in vessel agreements

The carrying value of the assets and liabilities recognized on the balance sheet as of December 31, 2025 and March 31, 2026 in connection with the time charter-in vessel arrangements with an initial term exceeding 12 months (Note 1), amounted to $154,326 and $147,375, respectively, and are included under “Operating leases, right-of-use assets” and “Operating lease liabilities current and non-current” in the unaudited consolidated balance sheets. The weighted average discount rate that was used for the recognition of these leases, which is the estimated annual incremental borrowing rate for this type of asset, at each lease commencement, is approximately 5.4%. The payments required to be made after March 31, 2026, for these outstanding operating lease liabilities, are as follows:

Twelve month periods ending	Amount
March 31, 2027	$34,986
March 31, 2028	36,008
March 31, 2029	33,583
March 31, 2030	29,376
March 31, 2031	27,853
March 31, 2032 and thereafter	6,958
Total undiscounted lease payments	$168,764
Discount based on incremental borrowing rate	(21,389)
Present value of lease liability	$147,375
Operating lease liabilities, current	27,631
Operating lease liabilities, non-current	119,744

The weighted average remaining lease term of these charter-in vessel arrangements as of March 31, 2026 is 4.9 years. The charter-in hire expenses for the long-term charter-in arrangements for the three-month periods ended March 31, 2025 and 2026, were $9,218 and $9,122, respectively, and are included under “Charter-in hire expenses” in the unaudited interim condensed consolidated income statements.

F-10

STAR BULK CARRIERS CORP.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2026

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

7.	Operating leases - continued:

b) Office rental arrangements

The carrying value of the assets and liabilities recognized on the balance sheet as of December 31, 2025 and March 31, 2026 in connection with the office rental arrangements, amounted to $2,732 and $2,460, respectively, and are included under “Operating leases, right-of-use assets” and “Operating lease liabilities current and non-current” in the unaudited consolidated balance sheets. The weighted average discount rate that was used for the recognition of these leases, which is the estimated annual incremental borrowing rate for this type of assets, at each lease commencement, is approximately 5.2%. The office rental payments required to be made after March 31, 2026, for these outstanding operating lease liabilities, are as follows:

Twelve month periods ending	Amount
March 31, 2027	$1,164
March 31, 2028	727
March 31, 2029	583
March 31, 2030	150
March 31, 2031	36
Total undiscounted lease payments	$2,660
Discount based on incremental borrowing rate	(200)
Present value of lease liability	$2,460
Operating lease liabilities, current	1,070
Operating lease liabilities, non-current	1,390

The weighted average remaining lease term of these office rental arrangements as of March 31, 2026 is 2.8 years. The lease expenses for these office rental arrangements for the three-month periods ended March 31, 2025 and 2026 were $416 and $386, respectively, and are included under “General and administrative expenses” in the unaudited interim condensed consolidated income statements.

F-11

STAR BULK CARRIERS CORP.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2026

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

8.	Lease financings:

Details of the Company’s lease financings are discussed in Note 8 of the Company’s consolidated financial statements for the year ended December 31, 2025, included in the 2025 Annual Report.

The Company’s lease financings bear interest at SOFR plus a margin. The corresponding interest expense of the Company’s bareboat lease financing activities is included within “Interest and finance costs” in the unaudited interim condensed consolidated income statements (Note 9).

The principal payments required to be made after March 31, 2026, for the outstanding finance lease obligations recognized on the balance sheet, as of that date, are as follows:

Twelve month periods ending	Amount
March 31, 2027	$2,731
March 31, 2028	2,731
March 31, 2029	4,725
March 31, 2030	1,364
March 31, 2031	341
Total bareboat lease minimum payments	$11,892
Unamortized lease issuance costs	(10)
Total bareboat lease minimum payments, net	$11,882
Lease financing short term	2,731
Lease financing long term, net of unamortized lease issuance costs	9,151

9.	Long-term bank loans & Revolving Facilities:

Details of the Company’s credit facilities are discussed in Note 9 of the Company’s consolidated financial statements for the year ended December 31, 2025, included in the 2025 Annual Report and supplemented by the new loan activities described below.

i) NBG $80,000 Facility:

On March 27, 2026, the Company entered into a loan agreement with National Bank of Greece S.A. (“NBG”), for a loan amount of up to $80,000 (the “NBG $80,000 Facility”) which was drawn on March 30, 2026. The proceeds were used to refinance the outstanding balance under the then-existing NBG $151,085 Facility, as discussed below, and for general business purposes. The NBG $80,000 Facility is repayable in 16 equal consecutive quarterly installments of $3,700 and a balloon payment of $20,800, due in June 2030 along with the last installment and is secured by first priority mortgages on the vessels Star Nasia, Star Renee, Star Markella, Star Moira, Star Helena, Star Maria, Star Angelina, Star Gwyneth, Kymopolia, Star Despoina, Star Piera, Star Marianne, Star Nina and Pendulum.

ii) NBG Revolving Facility:

As of March 31, 2026, the available amount under the NBG Revolving Facility was reduced from $65,000 to $60,000. Each drawn amount under the NBG Revolving Facility will be secured by first priority mortgages on the vessels Star Pauline, Star Borneo, Star Marilena, Star Bueno, Star Angie, Star Kamila and Star Sophia.

F-12

STAR BULK CARRIERS CORP.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2026

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

9.	Long-term bank loans & Revolving Facilities - continued:

Repayments

In addition to the scheduled repayments during the three-month period ended March 31, 2026, the Company prepaid the following amounts: i) $6,650 in connection with the sale of the vessel Star Stonington under the ESUN $100,000 Facility, ii) $46,264 corresponding to the total outstanding loan amount under the Citi $100,000 Facility, iii) $7,631 in connection with the sale of the vessel Star Scarlett under the ABN $67,897 Facility, iv) $16,600 corresponding to the total outstanding loan amount under the Credit Agricole $62,000 Facility, v) $49,917 corresponding to the total outstanding loan amount under the NBG $151,085 Facility, as discussed above and vi) $30,000 under the NBG Revolving Facility.

As of December 31, 2025, and March 31, 2026, the Company was required to maintain minimum liquidity, not legally restricted, of $68,000 and $67,500, respectively, which is included within “Cash and cash equivalents” in the unaudited consolidated balance sheets. In addition, as of December 31, 2025, and March 31, 2026, the Company was required to maintain a minimum liquidity, legally restricted (including the cash collateral required under certain of the Company’s FFAs, as described in Note 14), of $13,423 and $12,390, respectively.

As of March 31, 2026, the Company was in compliance with the applicable financial and other covenants contained in its bank loan agreements and lease financings (Note 8), which are described in Note 9 of the Company’s consolidated financial statements for the year ended December 31, 2025, included in the 2025 Annual Report.

The principal payments required to be made after March 31, 2026, for the outstanding bank debt as of that date, are as follows:

Twelve month periods ending	Amount
March 31, 2027	$170,674
March 31, 2028	249,093
March 31, 2029	219,044
March 31, 2030	184,374
March 31, 2031	102,011
March 31, 2032 and thereafter	14,147
Total Long-term bank loans & Revolving facilities	$939,343
Unamortized loan issuance costs	(4,893)
Total Long-term bank loans & Revolving facilities, net	$934,450
Current portion of Long-term bank loans & Revolving facilities	170,674
Long-term bank loans & Revolving facilities, net of current portion and unamortized loan issuance costs	763,776

All of the Company’s bank loans bear interest at SOFR plus a margin. The weighted average interest rate (including the margin) related to the Company’s debt including lease financings (Note 8), for the three-month periods ended March 31, 2025 and 2026 was 5.90% and 5.30%, respectively.

F-13

STAR BULK CARRIERS CORP.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2026

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

9.	Long-term bank loans & Revolving Facilities - continued:

The amounts of “Interest and finance costs” included in the unaudited interim condensed consolidated income statements are analyzed as follows:

	Three months ended December 31,
	2025	2026
Interest on financing agreements	$18,988	$13,302
Less: Interest capitalized	(366)	(1,241)
Reclassification adjustments of interest rate swap loss/(gain) transferred to Interest and finance costs from Other Comprehensive Loss (Note 14)	(551)	(184)
Amortization of debt (loan & lease) issuance costs	824	729
Other bank and finance charges	380	287
Interest and finance costs	$19,275	$12,893

During the three-month period ended March 31, 2026, in connection with the loan prepayments described above, the Company wrote off an amount of $83 of unamortized debt issuance costs and incurred prepayment fees of $24, which are included under “Gain/(Loss) on debt extinguishment, net” in the unaudited interim condensed consolidated income statement for the corresponding period.

During the three-month period ended March 31, 2025, the Company wrote off an amount of $822 of unamortized debt issuance costs, which are included along with prepayment fees of $14 under “Gain/(Loss) on debt extinguishment, net” in the unaudited interim condensed consolidated income statement for the corresponding period.

10.	Preferred and Common Shares and Additional Paid-in Capital:

Details of the Company’s preferred shares and common shares are discussed in Note 10 of the Company’s consolidated financial statements for the year ended December 31, 2025, included in the 2025 Annual Report.

During the three months ended March 31, 2026, under the 2025 Share Repurchase Program, as described in the 2025 Annual Report, the Company repurchased 1,894,357 common shares at an average price of $20.00 per share for an aggregate consideration of $37,887. All repurchased shares under the 2025 Share Repurchase Program were cancelled and removed from the Company’s share capital as of March 31, 2026.

Pursuant to its dividend policy, during the three-month period ended March 31, 2026, the Company declared and paid a cash dividend of $41,374 or $0.37 per common share.

F-14

STAR BULK CARRIERS CORP.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2026

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

11.	Earnings per Share:

The computation of basic earnings per share is based on the weighted average number of common shares outstanding for the three-month periods ended March 31, 2025 and 2026. The calculation of basic earnings per share does not consider the non-vested shares as outstanding until the time-based vesting restriction has lapsed. Diluted earnings per share gives effect to stock awards and restricted stock units using the treasury stock method, unless the impact is anti-dilutive.

The Company calculates basic and diluted earnings per share as follows:

	Three months ended March 31,
	2025	2026
Income :
Net income	$462	$58,532

Basic earnings per share:
Weighted average common shares outstanding, basic	117,210,036	111,309,335
Basic earnings per share	$0.00	$0.53

Effect of dilutive securities:
Dilutive effect of non vested shares	221,399	501,022
Weighted average common shares outstanding, diluted	117,431,435	111,810,357

Diluted earnings per share	$0.00	$0.52

12.	Equity Incentive Plans:

Details of the Company’s equity incentive plans and share awards granted through December 31, 2025, are discussed in Note 12 of the Company’s consolidated financial statements for the year ended December 31, 2025, included in the 2025 Annual Report.

The share-based compensation cost for the three-month periods ended March 31, 2025 and 2026, which is included under “General and administrative expenses” in the unaudited interim condensed consolidated income statements, amounted to $1,619 and $1,870, respectively.

A summary of the status of the Company’s non-vested restricted shares as of March 31, 2026 and the movement during the three-month period ended March 31, 2026 is presented below.

	Number of shares	Weighted Average Grant Date Fair Value per share
Unvested as at January 1, 2026	655,050	$16.38
Granted	—	—
Vested	—	—
Unvested as at March 31, 2026	655,050	$16.38

As of March 31, 2026, the estimated compensation cost relating to non-vested restricted share awards not yet recognized is $2,572 and is expected to be recognized over the weighted average period of 1.36 years. During the three-month period ended March 31, 2026, the Company paid $242 for dividends to shareholders of non-vested shares.

13.	Commitments and Contingencies:

a)	Commitments:

The following tables set forth inflows and outflows related to the Company’s charter party arrangements and other commitments, as at March 31, 2026.

F-15

STAR BULK CARRIERS CORP.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2026

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

Charter party arrangements:

	Twelve month periods ending March 31,
+ inflows/ - outflows	Total	2027	2028	2029	2030	2031 and thereafter
Future, minimum, non-cancellable charter revenues (1)	$174,158	$157,324	$16,834	$—	$—	$—

Total	$174,158	$157,324	$16,834	$—	$—	$—

____________________

(1)	The amounts represent the minimum contractual charter revenues to be generated from the existing, as of March 31, 2026, non-cancellable time charter agreements, until their expiration, net of address commission, assuming no off-hire days, other than those related to scheduled interim and special surveys of the vessels. Future inflows also include revenues deriving from index linked charter agreements using i) the index rates at the commencement date of each agreement, in compliance with ASC 842, and do not reflect relevant index charter rate information prevailing as of March 31, 2026 and ii) the remaining minimum duration of each non-cancellable time charter agreement.

Other commitments:

	Twelve month periods ending March 31,
+ inflows/ - outflows	Total	2027	2028	2029	2030	2031 and thereafter
Vessel BWTS upgrades and ESD (1)	9,526	9,526	—	—	—	—
Total	$9,526	$9,526	$—	$—	$—	$—

____________________

(1)	The amounts represent the Company’s commitments as of March 31, 2026 for installation of BWTS upgrades and ESD on its vessels to comply with environmental regulations.

The Company has outstanding commitments under vessel construction contracts as of March 31, 2026, as described in Note 6 “Vessels and other fixed assets, net and Advances for vessels under construction”.

F-16

STAR BULK CARRIERS CORP.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2026

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

13.	Commitments and Contingencies - continued:

b)	Legal proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure.

The Company is involved in non-material legal proceedings and may become involved in other legal matters arising in the ordinary course of its business, principally personal injury and property casualty claims. Generally, we expect that such claims would be covered by insurance, subject to customary deductibles.

Certain routine non-material commercial claims have been asserted against the Company, or by the Company against charterers, that relate to contractual disputes with certain of our charterers. The nature of these disputes involves disagreements over losses claimed by charterers, or by the Company, during or as a result of the performance of certain charters, including, but not limited to, delays in the performance of the charters and off-hire during the charters. The related legal proceedings are at various stages of resolution.

Currently, other than as disclosed above, management is not aware of, and has not accrued for, any such claims or contingent liabilities requiring disclosure in the consolidated financial statements.

In accordance with U.S. GAAP, the Company accrues for contingent liabilities when it is probable that such a liability has been incurred and the amount of loss can be reasonably estimated. The Company evaluates its outstanding legal proceedings to assess its contingent liabilities and adjusts such liabilities, as appropriate, based on management’s best judgment after consultation with counsel. There is no assurance that the Company’s contingent liabilities will not need to be adjusted in the future.

F-17

STAR BULK CARRIERS CORP.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2026

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

14.	Fair value measurements and Hedging:

Fair value on a recurring basis:

Interest rate swaps

As of March 31, 2026, the Company had no interest rate swaps in place.

In previous years, the Company entered into various interest rate swaps to convert a portion of its debt from floating to fixed rate, which either early terminated or expired. Until March 31, 2025, all of the Company’s interest rate swaps were designated and qualified as cash flow hedges and the effective portion of the unrealized gains/losses was recorded in “Other Comprehensive income/(loss)”.

In connection with the amortization of the previously recognized amounts under the “Other comprehensive income/(loss)”, an amount of $184 is included under “Gain/(Loss) on derivative financial instruments, net” in the unaudited interim condensed consolidated income statement for the three-months ended March 31, 2026.

Forward Freight Agreements (“FFAs”) and Bunker Swaps

	Three months ended March 31,
	2025	2026
Consolidated Income Statement
Gain/(Loss) on derivative financial instruments, net
Realized gain/(loss) of de-designated accounting hedging relationship of interest rate swaps	52	—
Unrealized gain/(loss) of de-designated accounting hedging relationship of interest rate swaps	—	184
Total Gain/(loss) recognized	$52	$184

Interest and finance costs
Reclassification adjustments of interest rate swap (loss)/gain transferred to Interest and finance costs from Other comprehensive income/(loss) (Note 9)	551	184
Total Gain/(loss) recognized	$551	$184

Gain/(Loss) on FFAs and bunker swaps, net
Realized gain/(loss) on FFAs	132	(47)
Realized gain/(loss) on bunker swaps	714	261
Unrealized gain/(loss) on FFAs	598	(3,250)
Unrealized gain/(loss) on bunker swaps	1,486	145
Total Gain/(loss) recognized	$2,930	$(2,891)

The amount of Gain/(Loss) on FFAs and bunker swaps, net and on interest rate swaps recognized in the unaudited interim condensed consolidated income statements, is analyzed in the table above.

F-18

STAR BULK CARRIERS CORP.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2026

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

14.	Fair value measurements and Hedging - continued:

Fair value on a recurring basis - continued:

		Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)
		December 31, 2025		March 31, 2026
	Balance Sheet Location	(not designated as cash flow hedges)	(designated as cash flow hedges)	(not designated as cash flow hedges)	(designated as cash flow hedges)
ASSETS
FFAs - current	Derivatives, current asset portion	$617	$—	$145	$—
Total		$617	$—	$145	$—
LIABILITIES
FFAs - current	Derivatives, current liability portion	$—	$—	$2,633	$—
Total		$—	$—	$2,633	$—

The table above summarizes the valuation of the Company’s open positions as at December 31, 2025 and March 31, 2026, based on Level 1 quoted market prices in active markets.

Certain of the Company’s derivative financial instruments discussed above require the Company to periodically post additional collateral depending on the level of any open position under such financial instruments, which as of December 31, 2025 and March 31, 2026 amounted to $540 and $4,269 respectively, and are included within “Restricted cash, current” in the unaudited consolidated balance sheets.

Investment in debt security:

Details of the Company’s investment in debt securities are discussed in Note 19 of the Company’s consolidated financial statements for the year ended December 31, 2025, included in the 2025 Annual Report.

The amortized cost and fair value of AFS debt securities, based on their quoted prices in active market (Level 1), as at December 31, 2025 and March 31, 2026, are summarized as follows:

		December 31, 2025
	Balance Sheet Location	Amortized Cost	Unrealized gain/(loss)	Fair value
AFS Debt Securities	Other current assets	$1,408	$109	$1,517
		$1,408	$109	$1,517

		March 31, 2026
	Balance Sheet Location	Amortized Cost	Unrealized gain/(loss)	Fair value
AFS Debt Securities	Other current assets	$1,517	$(61)	$1,456
		$1,517	$(61)	$1,456

As of March 31, 2026, no allowance for credit losses has been recorded on the AFS debt securities, consistent with the Company’s assessment that the securities is investment-grade and show no indication of credit impairment. Interest income is accrued using the effective interest method and reported under Interest income and other income/(loss).

The Company’s financial instruments that may expose it to credit risk include cash balances, trade receivables, and derivative contracts. Cash is held with creditworthy financial institutions to minimize risk. Exposure related to derivative contracts is managed by primarily transacting through reputable clearing houses, including European Energy Exchange (“EEX”), Singapore Exchange (“SGX”) and Intercontinental Exchange (“ICE”), and by limiting over-the-counter exposure. The Company also monitors the creditworthiness of financial institutions and performs ongoing evaluations of customers’ financial condition to manage receivable risk.

F-19

STAR BULK CARRIERS CORP.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2026

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

The carrying values of temporary cash investments, restricted cash, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair value of long-term bank loans and financing under bareboat leases (Level 2), bearing interest at variable interest rates, approximates their recorded values as of March 31, 2026, due to the variable interest rate nature thereof.

15.	Other operational gain:

During the three-month period ended March 31, 2025, the Company recorded a gain of $12,037 which primarily includes: (a) insurance proceeds of $2,298 pursuant to a war risk insurance policy in connection with the prolonged detainment of one of the Company’s vessels in Ukraine in 2022; (b) the extinguishment of a $4,066 liability related to a supplier that the Company no longer expected to require settlement; and (c) the reversal of previously accrued expenses totaling $5,200, following the Company’s determination that no further invoices would be received to settle these accruals. During the three-month period ended March 31, 2026, the Company recorded a gain of $711 under “Other Operational Gain” in the unaudited interim condensed consolidated income statement. This gain primarily includes: (a) $194 from the sale of equity in Interchart (Note 4) and (b) $501 derived from various insurance proceeds.

16.	Voyage revenues:

The following table shows the voyage revenues earned from time charters, voyage charters and pool agreements for the three-month periods ended March 31, 2025 and 2026, as presented in the unaudited interim condensed consolidated income statements:

	Three months ended March 31,
	2025	2026
Time charters	$147,861	$180,256
Voyage charters	80,883	100,896
Pool revenues	1,906	—
	$230,650	$281,152

As of March 31, 2026, trade accounts receivable from voyage charter agreements decreased to $20,223 from $24,512 as of December 31, 2025 and are presented under “Trade accounts receivable, net” in the unaudited consolidated balance sheets. The outstanding balance is mainly affected by the timing of commencement of revenue recognition and from changes in the mix of vessel employment type as of December 31, 2025 and March 31, 2026. No write-off was recorded in periods presented in connection with the voyage charter agreements.

Further, as of March 31, 2026, capitalized contract fulfilment costs which are recorded under “Other current assets” decreased by $1,607 compared to December 31, 2025, to $1,166 from $2,772. The outstanding balance is mainly affected by the timing of commencement of revenue recognition and from changes in the mix of vessel employment type, as discussed above.

Under ASC 606, unearned voyage charter revenue represents the consideration received for undelivered performance obligations. The Company recorded $7,115 as unearned revenue related to voyage charter agreements in progress as of December 31, 2025, which was recognized in earnings in the three-month period ended March 31, 2026, as the performance obligations were satisfied in that period. In addition, the Company recorded $7,058 as unearned revenue related to voyage charter agreements in progress as of March 31, 2026, which is presented under “Deferred revenue” in the unaudited consolidated balance sheets and will be recognized in earnings within one year as the performance obligations will be satisfied.

F-20

STAR BULK CARRIERS CORP.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2026

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

16.	Voyage revenues - continued:

The amount invoiced to charterers in connection with the additional revenue for scrubber-fitted vessels under time-charter contracts (included within “Time charters” in the above table) was $7,794 and $11,536 for the three-month periods ended March 31, 2025 and 2026, respectively, and did not include the fuel cost savings gained from the scrubber-fitted vessels, which were employed under voyage charter agreements.

Demurrage income for the three-month periods ended March 31, 2025 and 2026 amounted to $2,348 and $4,791, respectively, and is included within “Voyage charters” in the above table.

The adjustment to the Company’s revenues from the vessels operating in the CCL Pool, deriving from the allocated pool result for those vessels as determined in accordance with the agreed-upon formula, for the three-month periods ended March 31, 2025 and 2026 was $1,906 and $nil, respectively, and is included within “Pool revenues” in the table above.

As discussed in Note 1, during the three-month periods ended March 31, 2025 and 2026, respectively, the Company chartered-in a number of third-party vessels, to increase its operating capacity in order to satisfy its clients’ needs. Revenues generated from those charter-in vessels during the three-month periods ended March 31, 2025 and 2026, amounted to $20,126 and $17,049, respectively, and are included in “Voyage revenues” in the unaudited interim condensed consolidated income statements, out of which $8,549 and $10,799, respectively, constitute sublease income deriving from time charter agreements.

17.	Segment Reporting:

The Company reports financial information and evaluates its operations on a consolidated fleet basis, primarily based on total Voyage revenues and consolidated profitability, and not by vessel type, length of vessel employment, or type of charter. Accordingly, the Company has determined that it operates in one operating and reportable segment, which is the ownership and operation of dry-bulk vessels.

The Company’s Chief Executive Officer is the Chief Operating Decision Maker (“CODM”). The CODM evaluates performance and allocates resources based on consolidated net income, which represents the Company’s measure of segment profit or loss.

In assessing performance, the CODM reviews Voyage expenses, Charter-in hire expenses, Vessel operating expenses, General and administrative expenses, Management fees, and Interest and finance costs, each as presented in the consolidated financial statements. In addition, the CODM reviews segment assets as these reported on the unaudited consolidated balance sheets as “Total Assets”.

Other segment items represent amounts included in consolidated net income that are not part of the significant expense categories reviewed by the CODM and primarily consist of gains or losses on vessel sales, impairment charges, other operational gain or loss and Loss on forward freight agreements and bunker swaps, net.

Substantially all revenues are generated from Time charters, Voyage charters and Pool revenues (Note 16). Because the Company operates in one reportable segment, segment revenues equal consolidated revenues.

When the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide, subject to restrictions as per the charter agreement, and, as a result, the disclosure of geographic information is impracticable.

F-21

STAR BULK CARRIERS CORP.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2026

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

18.	Subsequent Events:

a)	In April 2026, the Company received credit committee approval from Taipei Fubon Commercial Bank Co., Ltd for a loan amount of up to $80,000 (the “Fubon $80,000 Facility”), to finance currently unlevered vessels, which is expected to be drawn in the second quarter of 2026. The Fubon $80,000 Facility will mature seven years after the drawdown and will be secured by first-priority mortgages on two vessels.

b)	On April 20, 2026, the Company signed an amendment for the Nordea $50,000 Facility which provides for a lower margin and an extension of the final repayment date from July 2028 to January 2031.

c)	On April 21, 2026, and on May 13, 2026, respectively, the vessels Star Scarlett and Star Mariella were delivered to their new owners (Note 6).

d)	On April 28, 2026, the Company prepaid the total outstanding amount of $48,799 under the CEXIM $106,470 Facility.

e)	On May 20, 2026, the Company’s Board of Directors declared a quarterly cash dividend of $0.50 per share, payable on or about June 22, 2026 to all shareholders of record as of June 12, 2026.

f)	In May 2026, the Company exercised the option to extend the availability period of the ABN Revolving Facility until May 2027.

F-22